SCHEDULE A
to the Investment Advisory Agreement

(as amended on March 9, 2016 to add the Aasgard Dividend Growth Small & Mid-Cap Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Meydenbauer Dividend Growth Fund	0.85% of average net assets
Aasgard Dividend Growth Small & Mid-Cap Fund	0.85% of average net assets

ADVISORS SERIES TRUST	COLDSTREAM CAPITAL MANAGEMENT, INC.
on behalf of each series of the Trust listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Robert D. Frazier
Name: Douglas G. Hess	Name: Robert D. Frazier
Title: President	Title: Managing Director